Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 19, 2020

Relating to Preliminary Prospectus dated November 19, 2020 and

Prospectus dated November 19, 2020

Registration No. 333-250189

Goldman Sachs BDC, Inc.

$500,000,000

2.875% Notes due 2026

PRICING TERM SHEET

November 19, 2020

The following sets forth the final terms of the 2.875% Notes due 2026 and should only be read together with the preliminary prospectus supplement dated November 19, 2020, together with the accompanying prospectus dated November 19, 2020, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Goldman Sachs BDC, Inc.

Security:	2.875% Notes due 2026

Ratings (Moody’s/Fitch)*:	Baa3/BBB- (Stable/ Negative)

Trade Date:	November 19, 2020

Settlement Date:

November 24, 2020 (T+3)

Goldman Sachs BDC, Inc. expects that delivery of the Notes will be made to investors on or about November 24, 2020, which will be the third business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisor.

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	January 15, 2026

Benchmark Treasury:	0.250% due October 31, 2025

Benchmark Treasury Price and Yield:	99-11 / 0.384%

Spread to Benchmark Treasury:	+255 basis points

Yield to Maturity:	2.934%

Price to Public (Issue Price):	The Notes will be issued at a price of 99.717% of their principal amount, plus accrued interest, if any, from November 24, 2020

Coupon (Interest Rate):	2.875%

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2021

Make-Whole Redemption:

Equal to the greater of the following amounts:

•  100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 40 basis points; provided, however, that if Goldman Sachs BDC, Inc. redeems any Notes on or after December 15, 2025 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	38147U AD9

ISIN:	US38147UAD90

Joint Book-Running Managers:

BofA Securities, Inc.

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc**

Morgan Stanley & Co. LLC

R. Seelaus & Co., LLC

Co-Managers:	BNP Paribas Securities Corp. Barclays Capital Inc. CIBC World Markets Corp. Credit Suisse Securities (USA) LLC ING Financial Markets LLC Raymond James & Associates, Inc. Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Securities constituting part of its allotment solely outside the United States.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Goldman Sachs BDC, Inc. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about Goldman Sachs BDC, Inc. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Goldman Sachs BDC, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The issuer has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or by calling 1-800-294-1322, or email dg.prospectus_requests@bofa.com.

Notice to Prospective Investors in Hong Kong

Warning—The contents of this document and the Preliminary Prospectus have not been reviewed, approved or endorsed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document or the Preliminary Prospectus, you should obtain independent professional advice.

The Notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) and any rules made under the SFO, including the Securities and Futures (Professional Investor) Rules (Chapter 571D of the Laws of Hong Kong); or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) (“CWUMPO”) or which do not constitute an offer to the public within the meaning of the CWUMPO. No advertisement, invitation or document relating to the Notes has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO. This document is intended solely for the use of the person to whom it has been delivered for the purpose of evaluating a possible investment by the recipient in the Notes described herein, and is not to be reproduced or distributed to any other persons (other than professional advisors of the prospective investor receiving this document).